For Period ended 07/31/02                                               Series 3
File Number 811-2429

Sub-Item 77M:  Mergers
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On April 26,  2002,  the USAA Income Fund  acquired all of the net assets of the
USAA Income Strategy Fund, pursuant to a plan of reorganization approved by the Company's Board of Directors on February 20, 2002. The acquisition was accomplished by a tax-free exchange of 5,143,000 shares of the USAA Income Fund (valued at $61,668,000) for the 5,546,000 shares of the USAA Income Strategy Fund outstanding on April 26, 2002. The USAA Income Strategy Fund's net assets at that date, including $1,257,000 unrealized appreciation of investments and $4,279,000 accumulated net realized loss on investments, were combined with those of the USAA Income Fund. The aggregate net assets of the USAA Income Fund immediately before the acquisition were $1,580,798,000.